FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7005, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

December 27, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Canada NewsWire on December 27, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Rory Taylor (Chief Financial Officer) - (416) 366-2221.

9.	Date of Report

January 8, 2018.

Schedule "A"

PRESS RELEASE

Banro provides update on stock exchange listings

Toronto, Canada – December 27, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announces that the Company has received notice that the Continued Listings Committee of the Toronto Stock Exchange (the “TSX”) has determined to delist the Company’s common shares from the TSX effective at the close of market on January 22, 2018. The Company does not intend to appeal the decision. The Company’s common shares remain suspended from trading on the TSX due to the cease trade order issued by the Ontario Securities Commission on November 20, 2017.

The Company also announces that it has received notice that NYSE Regulation has determined to commence proceedings pursuant to Section 1003(a)(iv) of the NYSE American Company Guide to delist the Company’s common shares from NYSE American. In reaching its delisting determination, NYSE Regulation noted the uncertainty as to the timing and outcome of the restructuring proceedings commenced by the Company and its Barbados based subsidiaries under the Companies’ Creditors Arrangement Act (“CCAA”) as well as the ultimate effect of this process on the value of the Company’s common shares. Trading of the Company’s common shares on NYSE American was suspended on December 22, 2017 and such suspension remains in effect.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process and the ability of the Company to meet its obligations, the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things the possibility that the Company will be unable to implement the restructuring. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

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For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.